中遠投資(新加坡)有限公司

COSCO INVESTMENT (SINGAPORE) LIMITED

SINGAPORE

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/SL/ac **Exemption No. 33-91910**

7 March 2003

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SUPPL

03 MAR 25 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

03007681

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	**Description of Announcement**
27 December 2002	The proposed divestment of the entire issued and paid-up share capital in Calzona Pte Ltd and Johnston Investments Pte Ltd to Cosco Holdings (Singapore) Pte Ltd.
27 February 2003	Rule 704(7), (9), (10) & (11) of the Listing Manual.
28 February 2003	Sale of entire issued and paid-up share capital in Revo Technologies Ltd by Cosco Investment (Singapore) Limited to Cosco Holdings (Singapore) Pte Ltd.
28 February 2003	The proposed acquisition by Cosco Investment (Singapore) Limited of 40% of the registered capital in Dalian Cosco Marine Engineering Co. Ltd from Cosco Industrial Investments Ltd.

3/27

...2/

Date	**Description of Announcement**
28 February 2003	Full Year Financial Statement and Dividend Announcement.
5 March 2003	Additional Information to Full Year Results Announcement.

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63369006, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

03 MAR 25 AM 7:21

THE PROPOSED DIVESTMENT OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL IN CALZONA PTE LTD ("CALZONA") AND JOHNSTON INVESTMENTS PTE LTD ("JOHNSTON") TO COSCO HOLDINGS (SINGAPORE) PTE LTD

On 29 October 2002, the Board of Directors of Cosco Investment (Singapore) Limited announced that it had entered into a conditional sale and purchase agreement for the sale of the entire issued and paid-up share capital in its wholly owned subsidiaries, Calzona and Johnston, to Cosco Holdings (Singapore) Pte Ltd ("the Proposed Divestment").

The Board of Directors of Cosco Investment (Singapore) Limited is pleased to announce that the Proposed Divestment has been completed today.

Submitted by Mr Ji Hai Sheng, President on 27122002 to the SGX

27/12/02

COSCO INVESTMENT (SINGAPORE) LIMITED

RULE 704(7), (9), (10) & (11) OF THE LISTING MANUAL

Pursuant to Rule 704(7), (9), (10) & (11), we give below a list of the managerial positions occupied by a relative of a director, chief executive officer and/or substantial shareholder of Cosco Investment (Singapore) Limited ("the Company") and its principal subsidiaries as at 31 December 2002:-

Name	Age	Family relationship with any director, chief executive officer and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Sia Yong	75	Father of Sia Eng Beng	Director (1989) and Vice Chairman (1997) of subsidiary, Costar Shipping Pte Ltd	N/A
Sia Eng Beng	44	Son of Sia Yong	Director of subsidiary, Costar Shipping Pte Ltd (1989) Director of subsidiary, CNF Shipping Agencies Pte Ltd (2000)	N/A

The following directors of the Company have confirmed that as at 31 December 2002, they do not have any relatives who are holding managerial positions in the Company and its principal subsidiaries:-

Directors of the Company

Wei Jia Fu
Ji Hai Sheng
Tom Yee Lat Shing
Dr Wang Kai Yuen
Er Kwong Wah
Sun Yue Ying
Yao Hong
Zhou Lian Cheng

Li Jian Hong
Gu Qi Chang (Alternate director to Wei Jia Fu)
Ye Bin Lin (Alternate director to Sun Yue Ying)
Li Jian Xiong (Alternate director to Li Jian Hong)
Xin Guang Wan (Alternate director to Zhou Lian Cheng)

Directors of the Subsidiaries

Liu Hong Hai
Lau Yew Choong
Poh Hee Boon
Liu De Tian
Wang Jun
Lee Fook Choy
Tew Pee Seng
Au Yin Leng
Yang Xiao Feng
Li Mei

Submitted by Mr Ji Hai Sheng, President on 27/02/2003 to the SGX

27/2/03

COSCO INVESTMENT (SINGAPORE) LIMITED

SALE OF ENTIRE ISSUED AND PAID-UP SHARE CAPITAL IN REVO TECHNOLOGIES LTD. BY COSCO INVESTMENT (SINGAPORE) LIMITED TO COSCO HOLDINGS (SINGAPORE) PTE LTD

1. Introduction

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") is pleased to announce that it has entered into a conditional sale and purchase agreement with Cosco Holdings (Singapore) Pte Ltd ("the Purchaser") on 28 February 2003 for the sale of its entire issued and paid-up share capital in Revo Technologies Ltd. ("Revo") at a consideration of S$1.00 ("the Divestment").

Revo is a wholly-owned subsidiary incorporated in the British Virgin Islands and is an investment holding company. Revo owns 3.64% of the issued and paid-up share capital in Cosco Network Limited.

Revo incurred losses of US$5,290.00 and US$2,990.22 for the financial years ended 31 December 2001 (audited) and 31 December 2002 (unaudited) respectively.

Following the Divestment, Revo shall cease to be a subsidiary of the Company and this announcement is made pursuant to Rule 704(16)(c) of the Singapore Exchange Securities Trading Limited's ("SGX-ST") Listing Manual.

2. Consideration

The consideration of S$1.00 for the Divestment was arrived at on a willing seller, willing buyer basis and the Audit Committee are of the view that the consideration payable to the Company is fair and reasonable and that the Divestment is on normal commercial terms and is not prejudicial to the interests of the Company and the minority shareholders. The consideration takes into account the negative net tangible assets of Revo as at 31 December 2002.

The consideration of S$1.00 shall be satisfied in cash and shall be paid on completion.

3. Conditions Precedent and Completion

The Divestment is conditional upon the following:

(a) the Purchaser being reasonably satisfied with the results of the Purchaser's due diligence investigation into the financial and legal position of Revo and the title of Revo to its properties and assets;

(b) all necessary consents or approvals being granted by third parties, bankers, financial institutions or governmental or regulatory authorities or competent authorities in

Singapore or the British Virgin Islands, as the case may be, having jurisdiction over the sale and purchase of the Sale Shares being obtained by the Purchaser;

(c) execution of the Payment Guarantee by the Purchaser in favour of the Company and delivery of the same to the Company; and

(d) where any consent or approval required is subject to any conditions, such conditions being reasonably acceptable to the Party on which they are imposed, and if such conditions are required to be fulfilled on or before Completion, such conditions being fulfilled at the relevant time, whether on or before Completion as the case may be and such consents or approvals not being revoked or repealed on or before Completion. In this connection, the Parties agree that in the event any conditions imposed on any one Party involves the execution of any documents and/or doing of any act or otherwise by the other Party, the other Party agrees that it shall use its best endeavours to ensure that the same is executed or performed in accordance with the imposed condition.

The Payment Guarantee referred to in item (c) above refers to a payment guarantee to be executed by the Purchaser in favour of the Company to secure the repayment by Revo to the Company of the shareholder's loans of US$4,167,000.00 on a date falling 90 days from Completion of the Divestment.

Completion of the Divestment is to take place on a date falling 14 business days after the date that the last of the outstanding conditions precedent have been fulfilled.

4. Rationale for the Divestment

The Divestment is in line with the Company's restructuring plans which entail the divestment of the Company's non-core assets to concentrate on its core businesses in shipping and shipping related businesses.

5. Financial Effect of the Divestment

The Divestment is not expected to have any material effect on the earnings or net tangible asset of the Company for the financial year ending 31 December 2003.

6. Interested Person Transaction

The Purchaser is an "interested person" within the definition of Chapter 9 of the SGX-ST Listing Manual. However, as the value of the transaction does not exceed 3% of the Company's latest audited net tangible assets, no shareholder's approval is required for the Divestment.

BY ORDER OF THE BOARD
COSCO INVESTMENT (SINGAPORE) LIMITED
Ji Hai Sheng
President

Submitted by Mr Ji Hai Sheng, President on 28/02/2003 to the SGX

28/2/03

COSCO INVESTMENT (SINGAPORE) LIMITED

THE PROPOSED ACQUISITION BY COSCO INVESTMENT (SINGAPORE) LIMITED OF 40% OF THE REGISTERED CAPITAL IN DALIAN COSCO MARINE ENGINEERING CO., LTD FROM COSCO INDUSTRIAL INVESTMENTS LTD

MEMORANDUM OF UNDERSTANDING

1. Introduction

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") is pleased to announce that it has on 28 February 2003 entered into a Memorandum of Understanding (" MOU") with Cosco Industrial Investments Ltd ("Cosco Industrial") in contemplation of the proposed acquisition by the Company of 40% of the registered capital in Dalian Cosco Marine Engineering Co., Ltd ("Dalian Cosco") from Cosco Industrial.

The proposed acquisition is subject to the parties subsequently signing an acquisition agreement to govern the sale and purchase. Under the provisions of the MOU, the Company and Cosco Industrial have agreed to negotiate in good faith the terms of the acquisition agreement and Cosco Industrial has agreed that it shall, before the expiry of the MOU or the signing of an acquisition agreement, whichever is earlier, obtain in-principle waiver of any pre-emption rights by the other shareholders of Dalian Cosco and all other necessary in-principle consents or approvals of third parties, bankers, financial institutions or governmental or regulatory authorities having jurisdiction over the sale of its shares in Dalian Cosco.

The MOU also provides, amongst others, that the MOU shall expire if the acquisition agreement is not signed between the parties within 12 months from the date of the MOU.

2. Dalian Cosco

Dalian Cosco is a joint venture limited company duly registered and established under the laws of the People's Republic of China, excluding Hong Kong and Macau ("PRC") and is licensed in PRC to carry out, amongst others, the business of ship repairing. Dalian Cosco is located in the city of Dalian, PRC.

Dalian Cosco is dedicated to undertake repairs and conversions for all types of vessels up to Capesize for dry docking and VLCC for afloat repairs.

Dalian Cosco has been reported to have the largest floating dock in China as well as one Panamax graving dock and five repair berths and employs an experienced team with an extensive management and technical background.

It is the most rapidly developing shipyard in the Far East and has won a world-wide reputation for excellence.

3. Rationale for the proposed acquisition

The signing of the MOU for the proposed acquisition is to facilitate the Company's further expansion of its ship repair business and/or other shipping related business in the PRC and towards achieving its aim to become a market leader in the ship repair industry in the PRC.

BY ORDER OF THE BOARD
COSCO INVESTMENT (SINGAPORE) LIMITED
Ji Hai Sheng
President

28/2/03

Submitted by Mr Ji Hai Sheng, President on 28/02/2003 to the SGX

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".

COSCO INVESTMENT (SINGAPORE) LIMITED

Proforma Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3),
HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

(i) Income Statement

	Group		
	S$'000		%
	2002	2001	Change
Turnover	102,441	152,145	(33)
Cost of sales	(75,065)	(119,888)	(37)
Gross profit	27,376	32,257	(15)
Other operating income	5,835	10,138	(42)
Distribution costs	(1,161)	(1,838)	(37)
Administrative expenses	(9,658)	(10,477)	(8)
Other operating expenses	(3,138)	(7,107)	(56)
Exceptional item	(2,266)	0	Nm
Operating profit	16,988	22,973	(26)
Net finance costs	(15,220)	(6,334)	140
Share of results of associated companies	4,708	54	8,619
Profit before tax	6,476	16,693	(61)
Tax	(1,467)	(2,770)	(47)
Profit from ordinary activities	5,009	13,923	(64)
Minority interests	(1,110)	(684)	62
Net profit	3,899	13,239	(71)

(ii) Breakdown and Explanatory Notes to Income Statement

	Group		
	S$'000		%
	2002	2001	Change
Profit before tax is arrived at after (charging)/crediting:			

Investment income	30	0	Nm
Other income including interest income	6,131	10,806	(43)
Interest on borrowings	(11,695)	(14,681)	(20)
Depreciation and amortisation	(23,279)	(20,143)	16
Provision for doubtful debts and bad debts written off	(101)	(324)	(69)
Impairment/provision for diminution in value of trading property, completed property and other long-term investments	(2,506)	(6,731)	(63)
Foreign exchange gain/(loss)	(3,851)	7,676	(150)
The Group's exceptional items comprise the following:			
Loss on disposal of entire 100% shareholdings in Calzona Pte Ltd and Johnston Investments Pte Ltd	(2,294)	0	Nm
Profit from disposal of entire 51% shareholdings in Costo (S) Pte Ltd	262	0	Nm
Loss on disposal of entire 80% shareholdings in Cosco Trading (S) Pte Ltd	(234)	0	Nm

Adjustments for over/(under) provision of tax in respect of prior years:			
Income tax	696	(572)	(222)
Deferred tax	(232)	12	(2,033)

Nm denotes not meaningful.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	S$'000		S$'000	
	2002	2001	2002	2001
Current assets				
Bank and cash balances	18,436	19,366	6,598	3,670
Fixed deposits with financial institutions	13,976	18,378	14	15
Trade and other receivables	53,977	45,386	19,779	5,240
Short-term investments (net of provision for diminution in value of $351,275)	0	0	0	0
Inventories	0	1,330	0	0
Trading property	630	680	0	0
Completed property	38,661	41,112	0	0
	125,680	126,252	26,391	8,925

Non-current assets				
Deferred expenditure	0	1,314	0	1,314
Deferred tax	494	0	0	0
Non-trade debtor	882	939	0	0
Loan to related companies	22,791	23,419	22,791	23,419
Long-term investments	7,706	8,165	200	200
Associated companies [1]	28,229	928	25,670	1,000
Subsidiaries	0	0	198,113	208,078
Investment properties	30,427	97,345	0	0
Property, Plant and Equipment	350,773	329,711	588	302
	441,302	461,821	247,362	234,313
Total assets	566,982	588,073	273,753	243,238
Current liabilities				
Trade and other payables	39,488	51,202	1,333	1,701
Bank borrowings [2]	33,643	64,291	1,747	0
Other term loans [2]	6,750	3,591	0	0
Loan from immediate holding company [3]	6,924	0	6,924	0
Short-term advance from an associated company	500	500	500	500
Short-term advance from a subsidiary	0	0	500	0
Short-term advance from a related company	4,336	4,614	0	0
Hire purchase creditors	20	23	0	0
Current tax	1,019	2,216	0	60
Dividend payable	188	180	188	180
	92,868	126,617	11,192	2,441
Non-current liabilities				
Bank borrowings [2]	183,123	162,420	45,982	32,130
Other term loans [2]	50,624	61,046	0	0
Loan from immediate holding company [3]	0	6,413	0	4,568
Other long-term creditors and deferred income	2,473	128	118	128
Hire purchase creditors	77	97	0	0
Preference shares	49,813	49,813	49,813	49,813
Deferred tax	1,108	854	888	811
	287,218	280,771	96,801	87,450
Total liabilities	380,086	407,388	107,993	89,891
Net assets	186,896	180,685	165,760	153,347
Shareholders' equity				
Share capital	124,945	111,485	124,945	111,485
Reserves	11,025	18,376	11,712	11,706
Retained profits	48,373	47,395	29,103	30,156
Interests of shareholders of Cosco Investment (Singapore) Limited	184,343	177,256	165,760	153,347
Minority interests	2,553	3,429	0	0
	186,896	180,685	165,760	153,347

NOTES:

[1] Associated companies include cost of investment and goodwill on acquisition of Cosco (Nantong) Shipyard Co., Ltd, which the Group acquired in February 2002.

[2] The decrease in aggregate bank borrowings and other term loans is mainly due to the satisfaction of the loans from proceeds of disposal of four subsidiaries, scheduled repayments during the year and lower exchange rates used for the translation of United States Dollar loans.

[3] The loan from immediate holding company, Cosco Holdings (Singapore) Pte Ltd, has been reclassified from non-current liabilities in 2001 to current liabilities in 2002 due to its repayment obligations.

[4] Certain comparative figures have been reclassified to conform with the current financial year's presentation.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
38,667,000	9,171,000	67,905,000	5,114,000

Amount repayable after one year

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
231,048,000	52,589,000	218,949,000	60,840,000

Details of any collateral

Secured borrowings are secured by the Group's leasehold land and buildings, motor vessels, motor vehicles, investment properties, trading property and completed property with net book value amounted to $413,463,660 (2001: $360,765,944).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group S$'000	
	2002	2001
Cash flows from operating activies		
Profit before tax and share of results of associated company	1,768	16,639
Adjustments for:		
Depreciation of property, plant and equipment	21,550	18,787
Depreciation of investment properties	1,199	1,356

Provision for diminution in value of club membership	5	323
Provision for diminution in value of trading property	50	92
Provision for losses on completed property	2,451	6,316
Realised losses on development property transferred to income statement	0	(266)
Amortisation of goodwill	530	0
(Negative goodwill)/goodwill written off	(13)	66
Exchange differences	1,307	(5,247)
Profit on disposal of property, plant and equipment	(23)	0
Property, plant and equipment written off	4	519
Loss on disposal of subsidiaries	2,266	0
Preference dividend (financing)	1,496	1,440
Interest expense (financing)	10,199	13,241
Interest income (investing)	(326)	(672)
Operating cash flow before working capital changes	42,463	52,594
Changes in operating assets and liabilities, net of effects from purchase/(disposal) of subsidiaries:		
Completed property	0	6,827
Inventories	1,330	103
Debtors	(19,964)	(21,525)
Creditors	17,573	11,403
Cash generated from operations	41,402	49,402
Income tax paid	(3,212)	(2,385)
Net cash inflow from operating activities	38,190	47,017
Cash flows from investing activities		
Proceeds from disposal of subsidiaries, net of cash disposed	6,071	0
Increase in investment in subsidiary	(359)	0
Payments for purchase of an associated company	(10,097)	0
Proceeds from disposal of property, plant and equipment	145	21
Payments for purchase of property, plant and equipment	(40,870)	(81,695)
Increase in deferred expenditure	(80)	(1,314)
Dividend income from an associated company	51	0
Interest income	323	675
Purchase of long-term investments	0	(5,845)
Purchase of club membership	(10)	0
Net cash outflow from investing activities	(44,826)	(88,158)
Cash flows from financing activities		
Increase in bank loans and other term loans	14,197	72,022
Repayment of hire purchase creditors	(23)	(27)

Repayment of loan from a minority shareholder of a subsidiary	0	(3,730)
Dividends paid to shareholders of the Company	(4,408)	(3,542)
Dividends paid by subsidiaries to minority shareholders of subsidiaries	(1,207)	(1,265)
Increase in loan from immediate holding company	867	3,457
Proceeds from issue of ordinary shares	286	125
Interest expense	(10,190)	(13,834)
Net cash (outflow)/inflow from financing activities	(478)	53,206
Net (decrease)/increase in cash and cash equivalents held	(7,114)	12,065
Cash and cash equivalents at the beginning of the financial year	28,588	16,523
Cash and cash equivalents at the end of the financial year	21,474	28,588
Cash and cash equivalents represented by:		
Bank and cash balances	18,436	19,366
Fixed deposits with financial institutions	13,976	18,378
Bank overdrafts	(10,938)	(9,156)
	21,474	28,588

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year**

	Share capital	Reserves	Retained profit	Total
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 January 2002	111,485	18,376	47,395	177,256
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(7,357)	0	(7,357)
Net profit for the financial year	0	0	3,899	3,899
Total recognised (losses)/gains for the financial year	0	(7,357)	3,899	(3,458)
Dividend	0	0	(2,921)	(2,921)
Issue of share capital	13,460	6	0	13,466
Balance at 31 December 2002	124,945	11,025	48,373	184,343
Balance at 1 January 2001	111,360	15,813	36,258	163,431

Net profit not recognised in income statement				
- Foreign currency translation differences	0	2,562	0	2,562
Net profit for the financial year	0	0	13,239	13,239
Total recognised gains for the financial year	0	2,562	13,239	15,801
Dividend	0	0	(2,102)	(2,102)
Issue of share capital	125	1	0	126
Balance at 31 December 2001	111,485	18,376	47,395	177,256

	Share capital	Reserves	Retained profit	Total
	S$'000	S$'000	S$'000	S$'000
The Company				
Balance at 1 January 2002	111,485	11,706	30,156	153,347
Net profit and total recognised gains for the financial year	0	0	1,868	1,868
Dividend	0	0	(2,921)	(2,921)
Issue of share capital	13,460	6	0	13,466
Balance at 31 December 2002	124,945	11,712	29,103	165,760
Balance at 1 January 2001	111,360	11,705	19,368	142,433
Net profit and total recognised gains for the financial year	0	0	12,890	12,890
Dividend	0	0	(2,102)	(2,102)
Issue of share capital	125	1	0	126
Balance at 31 December 2001	111,485	11,706	30,156	153,347

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the financial year, the issued and paid-up capital of the Company was increased from $111,485,450 to $124,945,462 arising from:-
- the allotment and issue of 1,400,000 ordinary shares of $0.20 each as a result of the exercise of option by holders under the Cosco Group Employees' Share Option Scheme (31/12/2001: 625,000) and
- the allotment and issue of 65,900,059 ordinary shares of $0.20 each for the acquisition of a 25% stake in Cosco (Nantong) Shipyard Co., Ltd (31/12/2001: Nil).

During the financial year, share options totalling 5,860,000 were granted to eligible employees of the Group at the exercise price of $0.20 per ordinary share persuant to the Cosco Group Employees' Share Option Scheme 2002. No share options were granted in 2001.

The number of ordinary shares that may be issued upon the exercise of all the share options under the Cosco Group Employees' Share Option Scheme is 12,050,000 (31/12/2001: 9,390,000).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not Applicable

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in Note 5, the Group has adopted the same accounting policies and method of computation in the financial statements for the current year compared with the audited financial statements for the year ended 31 December 2001.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With effect from 1 January 2002, the Group has revised the estimated useful lives of certain investment properties to 50 years as the directors consider that 50 years will reflect a fairer estimate than the previous estimated useful lives of 50 to 99 years. This change in accounting estimate has resulted in an increase in the depreciation charge for the year of $328,766 and a decrease in profit before tax of the same amount.

In line with SAS 25 on Accounting for Investments, the Group has reclassified its investment property at Suntec City as property, plant and equipment as the property is leased to related companies within the Group.

The Group and the Company have also in the current financial year adopted the revised SAS 12 (2001) on Income Tax, which was mandatory for all financial statements commencing from 1 April 2001. There is no material impact on the Group's profit arising from the adoption of the revised SAS 12 (2001).

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2002	2001
(i) Based on the weighted average number of ordinary shares in issue	0.63 cents	2.38 cents
(ii) On a fully diluted basis	0.63 cents	2.03 cents

The earnings per ordinary share for the year ended 31 December 2002 is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend of 5.7 cents per share amounting to $1,495,675 (2001: $1,439,656) by the weighted average number of ordinary shares in issue of 618,905,638 (2001: 556,964,750).

The fully diluted earnings per share for the year ended 31 December 2002 is based on the weighted average number of ordinary shares in issue of 619,177,076 (2001: 724,231,165). This number is arrived at after taking into consideration the potential ordinary shares arising from the exercise of share options which would dilute the basic earnings per share. Redeemable Cumulative Convertible Preference Shares (RCCPS) have been ignored in the current year computation as the effect is anti-dilutive (2001: RCCPS has been included in the weighted average number of ordinary shares in issue as it has a dilutive effect).

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	2002	2001	2002	2001
Net asset value per ordinary share	29.51 cents	31.80 cents	26.53 cents	27.51 cents

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

The Group's turnover of $102 million is 33% lower than the previous year's $152 million. This was mainly due to the following:

- divestment of two trading subsidiaries in January 2002;
- lower charter hire rate and cessation of chartering in of two vessels after the expiry of their leases in 2001; and
- no sale of completed property in 2002.

The Group's profits after tax and minority interest of $3.9 million is 71% lower than the previous year of $13.2 million. The decrease of $9.3 million is mainly attributable to:

- increase in net Finance Costs by $8.9 million as there was an exchange gain of $7.7 million in 2001 compared to an exchange loss of $3.9 million in 2002 resulted from the weakening of the United States Dollar ("US$") against the Singapore Dollar ("S$"), partly offset by a saving of $3 million in interest costs in 2002; and

- an exceptional charge of $2.3 million arising from the loss on disposal of two trading subsidiaries and two property subsidiaries in 2002.

The above were partly offset by an after-tax contribution of $4.2 million from Cosco (Nantong) Shipyard Co. Ltd, an associated company acquired in February 2002.

The other operating income showed a reduction of $4.3 million due mainly to a decrease in the amount recoverable from the immediate holding company of $4 million as compared to $8.6 million in the previous year. This recoverable is to offset the losses of a subsidiary, Cosland (SR) Development Pte Ltd ("Cosland") of the same amount of $4 million (2001: $8.6 million), as a result of a put option that the immediate holding company has with a subsidiary of the Company.

The lower recoverable amount is due to lower losses incurred by Cosland, as a result of lower provision for diminution in completed property. This provision is included under "other operating expenses in the consolidated income statement, and explains the lower "other operating expenses".

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

As stated in our previous announcement, the Group's performance for the financial year 2002 would be, subject to the fluctuation in the US$ exchange rate, comparable to those in 2001.

The results after adjusting for the currency fluctuation are tabled below:

	2002 S$'000	2001 S$'000
Net profit after tax and minority interests	3,899	13,239
Adjusting for exchange loss/(gain)	3,851	(7,676)
Net profit after tax and minority interests before exchange loss/(gain)	7,750	5,563

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Group's results for 2003 will be dependent on the contributions from the following sectors:

- Shipping - the Group is of the view that the shipping segment will continue to contribute positively due to firmer Baltic Dry Index;
- Ship repair - the contribution from Cosco (Nantong) Shipyard Co., Ltd will be satisfactory as the order book for the ship repair remains strong. On 28 February 2003, the Group has signed a Memorandum of Understanding to acquire a 40% stake in a ship repair yard in Dalian, China. This acquisition is expected to contribute positively to the Group;
- Property - this sector will remain weak due to current depressed economic environment;
- Investment holding -On 28 February 2003, the Group has signed a Sales and Purchase Agreement to dispose Revo Technologies Ltd, its 100% owned subsidiary, which has a 3.64% stake in Cosco Network Ltd that specialises in information technology. The disposal of Revo Technologies Ltd would not have any material impact on the results of financial year 2003.

As the shipping and ship repair business activities are transacted in the US$, the Group's results will be subjected to the currency fluctuation of the US$ against the S$.

Barring unforeseen circumstances and the uncertainty of the impending Iraq war, the Group's performance for 2003 is expected to be better than those achieved in 2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on? Yes

Name of Dividend	Ordinary Share First and Final Dividend	Preference Share Dividend
Dividend Type	Cash	Cash
Dividend Rate	0.7 cents per ordinary share (less tax)	5.7 cents per preference share (less tax)
Par value of shares	S$0.20	S$0.01
Tax Rate	22.0%	22.0%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Ordinary Share First and Final Dividend	Preference Share Dividend
Dividend Type	Cash	Cash
Dividend Rate	0.6 cents per ordinary share (less tax)	5.7 cents per preference share (less tax)
Par value of shares	S$0.20	S$0.01
Tax Rate	22.0%	22.0%

(c) Date payable

If approved at the forthcoming Annual General Meeting, the first and final dividend of 0.7 cents per ordinary share of par value $0.20 less 22% Singapore income tax will be paid on 3 June 2003.

The dividend of 5.7 cents per Redeemable Convertible Cumulative Preference share par value $0.01 less 22% Singapore income tax will be paid on 15 November 2003 in accordance with the terms of the preference shares.

(d) Books closure date

The Transfer books and the Registers of Members of the Company will be closed from 24 May 2003 to 27 May 2003, both dates inclusive, for the preparation of dividend warrants.

Registrable Transfers received by the Company up to 5.00 pm on 23 May 2003 will be registered before entitlements to the dividend are determined.

The book closure date for the Redeemable Convertible Cumulative Preference share will be announced at a later date.

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

(a) Business segments

	Shipping	Ship repairing and marine related activities	Rental of property and property trading	General trading	Investment holding	Group
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Year 2002						
Revenue	88,742	4,905	8,794	0	0	102,441
Segment result	14,229	618	6,929	0	(2,522)	19,254
Exceptional items						(2,266)
Finance income						326
Finance costs						(15,546)
Share of results of associated companies						4,708
Profit before tax						6,476
Tax						(1,467)
Group profit from ordinary activities						5,009
Minority interests						(1,110)
Net profit						3,899
Segment assets	362,868	8,011	110,574	0	56,806	538,259
Associated companies						28,229
Deferred tax assets						494
Consolidated total assets						566,982
Segment liabilities	40,630	2,248	2,278	0	8,753	53,909
Bank borrowings						216,766
Other term loans						57,374
Preference shares						49,813
Current tax						1,019
Deferred tax						1,108
Hire purchase creditors						97
Consolidated total liabilities						380,086
Capital Expenditure	40,306	11	159	0	394	40,870
Depreciation of property, plant and equipment	20,556	279	606	0	109	21,550

Depreciation of investment properties	0	0	1,199	0	0	1,199
Year 2001						
Revenue	93,219	6,879	22,805	29,242	0	152,145
Segment result	18,830	652	6,449	(320)	(2,638)	22,973
Finance income						8,347
Finance costs						(14,681)
Share of results of associated companies						54
Profit before tax						16,693
Tax						(2,770)
Group profit from ordinary activities						13,923
Minority interests						(684)
Net profit						13,239
Segment assets	369,595	9,100	161,584	9,753	37,113	587,145
Associated companies						928
Consolidated total assets						588,073
Segment liabilities	42,427	3,213	5,332	5,213	6,853	63,038
Bank borrowings						226,710
Other term loans						64,637
Preference shares						49,813
Current tax						2,216
Deferred tax						854
Hire purchase creditors						120
Consolidated total liabilities						407,388
Capital Expenditure	81,374	29	101	3	188	81,695
Depreciation of property, plant and equipment	18,349	289	66	46	37	18,787
Depreciation of investment properties	0	0	1,356	0	0	1,356

(b) Geographical locations

The Group operates principally in Singapore and Malaysia except for the Group's shipping companies which cover the world's shipping routes. As such, it would not be meaningful to allocate revenue, total assets and capital expenditure to specific geographical segments for the Group's shipping activities.

14. *In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments*

Shipping - Turnover is weaker due to lower charter hire rates and the cessation of two

charter in vessels after the expiry of their leases in 2001. As a result, shipping profit was lower than previous year.

Ship repair - Lower turnover and profits were due to less ships repaired by the yard in Singapore.

Rental of property and property trading - Lower turnover was due to no sale of completed property in 2002.

General Trading - The Group has ceased general trading businesses after divesting two trading subsidiaries in January 2002.

15. A breakdown of sales

	Group		
	S$'000		%
	2002	2001	Change
(a) Sales reported for first half year	47,740	77,970	(39)
(b) Operating profit after tax before deducting minority interests reported for first half year	725	9,089	(92)
(c) Sales reported for second half year	54,701	74,175	(26)
(d) Operating profit after tax before deducting minority interests reported for second half year	4,284	4,834	(11)

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	3,411	2,921
Preference	1,496	1,440
Total:	4,907	4,361

BY ORDER OF THE BOARD

Mr Ji Hai Sheng
President
28/02/2003

COSCO INVESTMENT (SINGAPORE) LIMITED

ADDITIONAL INFORMATION TO FULL YEAR RESULTS ANNOUNCEMENT

We refer to our full year results announcement of 28 February 2003 and Singapore Exchange Limited's ("SGX") letter dated 4 March 2003. We furnish below the reply to SGX's query of the said announcement.

(a) Please provide the reasons that accounted for the significant increase in "Trade and other receivables".

The increase in the "Trade and other receivables" by $8,591,000 is mainly due to receivables from Calzona Pte Ltd ("Calzona") and Johnston Investments Pte Ltd ("Johnston"), which the Group disposed its entire 100% interest to its immediate holding company on 27 December 2002. As of 31 December 2002, the amounts due to the Group from Calzona and Johnston were $11,822,608 and $6,294,543 respectively. In 2001, the receivables from Calzona ($11,729,171) and Johnston ($4,401,372) had been included in "Due from Subsidiaries" at Company level and eliminated at Group consolidation.

The outstanding amount from Calzona and Johnston had been repaid on 21 January 2003.

Submitted by Mr Ji Hai Sheng, President on 05/03/2003 to the SGX